Exhibit 99.2

120 Collins Street
Melbourne 3000
Australia
T +61 (0) 3 9283 3333
F +61 (0) 3 9283 3707
Press release
Rio Tinto to invest US$803 million to complete Argyle Diamond Mine underground project
14 September 2010
Rio Tinto will invest US$803 million to ramp up the underground block cave project at its Argyle Diamond Mine in Western Australia.
Following a transition from the current open pit operation, the underground will be fully operational in 2013. The project will extend the life of the mine until at least 2019.
Construction activity will ramp up in the first half of 2011, with targeted production rates of nine million tonnes a year forecast within two years.
Rio Tinto Diamonds and Minerals chief executive Harry Kenyon-Slaney said: “This investment in the Argyle underground underlines our commitment to, and confidence in, the world diamond industry.
“The project was slowed in 2009 due to the global financial crisis but the diamond market continues to recover and long-term industry fundamentals remain healthy.
“A significant supply gap is expected to emerge in the medium to long term and the outlook for demand is strong, driven by the growth of emerging markets. Argyle is well positioned to capture the new demand.”
The funding will cover project development and construction of extraction services, crushers, a conveyer and pump stations at the mine in the Kimberley region of north-west WA.
The extended mine life from the underground project will generate enduring benefits for the Kimberley region, building on Argyle’s significant contribution to economic development over the past quarter of a century.
With 70 per cent of the workforce living locally, Argyle is one of the largest contributors to the East Kimberley economy. Indigenous Australians account for one in four members of the local workforce.
The continued support of customers, the West Australian Government and the East Kimberley community has been important for the underground project.
Cont.../
Registered in Australia Rio Tinto Limited 120 Collins Street Melbourne 3000 Australia ABN 96 004 458 404

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Notes for Editors
The Argyle mine is located in Western Australia, 2,500km from Perth and is 100 per cent owned by Rio Tinto, one of the world’s largest mining companies.
Argyle is the world’s largest producer of pink diamonds producing more than 90 per cent of global supplies of pink diamonds.
The Argyle mine also produces a significant amount of champagne and cognac diamonds, as well as white diamonds.
Production from the Argyle mine commenced in 1985 and has since produced more than 760 million carats. In 2005 a decision was made to construct an underground mine below the existing open pit mine to extend the life of the mine.
Block cave mining is an efficient technique that uses gravity to extract ore. The underground mine will feature a high level of automated mining technology.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
For further information, please contact:

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Investor Relations, Australia	Investor Relations, London

Dave Skinner	Mark Shannon
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Simon Ellinor	David Ovington
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Investor Relations, North America

Jason Combes
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